UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Public-Held Company

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”) hereby informs its shareholders and the market in general, in reference to the Minutes of the Company’s Board of Directors Meeting held on December 23rd, 2022, which approved the payment of interest on equity (“Interest on Equity Minutes”), and the Notice to Shareholders disclosed on the same date (“Notice to the Shareholders”), that, as there will be no banking hours on February 21st, 2023, the payment of interest on equity referred to in the Interest on Equity Minutes and Notice to Shareholders will be anticipated to February 17th, 2023.

Other information disclosed in the Interest on Equity Minutes and Notice to Shareholders are ratified, including December 28th, 2022 (inclusive) as the base date of the shareholders’ position for the payment in question, and the trading of shares issued by the Company ex-interest as from December 29th, 2022. The gross amount of R$50,000,000.00 (fifty million reais) to be distributed and the amount of R$ 0.037059948485456 per common share also remains unchanged.

With respect to the American Depositary Receipts representing the Company's common shares traded on the New York Stock Exchange – NYSE (“ADR”), the payment shall be one by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs. Holders of ADRs can obtain information regarding the payment of Interest on Equity at https://adr.com.

São Paulo, January 13th, 2023.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.